UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ZURA BIO LIMITED
(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Class A Ordinary Shares	G9TY5A119
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Robert Lisicki

1489 W. Warm Springs Rd. #110

Henderson, NV 89014

Tel: (702) 825-9872

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Mitchell S. Nussbaum, Esq.
Giovanni Caruso, Esq.
Andrei Sirabionian, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Tel: (212) 407-4000

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Zura Bio Limited, a Cayman Islands exempted company (the “Company,” “us,” or “we”). This Schedule TO relates to an offer by the Company to all holders of the Company’s outstanding public and private warrants that were issued in connection with its initial public offering (collectively, the “ IPO warrants”), including the public warrants and the private placement warrants to purchase the Company’s Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”), to receive 0.30 Class A ordinary shares in exchange for each outstanding IPO warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the prospectus/offer to exchange, dated July 11, 2024 (as it may be amended and supplemented from time to time, the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal and consent (as it may be amended and supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the IPO warrants to amend (the “Warrant Amendment”) that certain warrant agreement, dated as of July 16, 2021, by and between the Company (as successor to JATT Acquisition Corp, our predecessor and a Cayman Islands exempted company (“JATT”)) and Continental Stock Transfer & Trust Company (“CST”), as warrant agent (the “Warrant Agreement”), to permit the Company to require that each IPO warrant that is outstanding upon the closing of the Offer be exchanged for 0.27 Class A ordinary shares, which is a ratio 10% less than the exchange ratio applicable to the Offer.

Pursuant to the terms of the Warrant Agreement, the proposed Warrant Amendment requires the vote or written consent of holders of at least a majority of the outstanding public warrants and at least a majority of the outstanding private placement warrants that were issued in connection with our initial public offering. For the avoidance of doubt, the IPO warrants do not include the pre-funded warrants the Company issued in 2023 and 2024.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The name of the issuer is Zura Bio Limited. The Company’s principal executive offices are located at 1489 W. Warm Springs Rd. #110, Henderson, Nevada, and our telephone number is (702) 825-9872.

(b)	Securities. The subject securities were issued in connection with JATT’s initial public offering. Each IPO warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment. The public warrants are quoted on the Nasdaq under the symbol “ZURAW.” As of July 10, 2024, a total of 12,809,996 IPO warrants were outstanding. Pursuant to the Offer, we are offering up to an aggregate of 3,842,999 Class A ordinary shares in exchange for all of our outstanding IPO warrants.

(c)	Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s executive officers and directors as of July 10, 2024 are listed in the table below.

Name	Age	Position(s)
Executive Officers
Robert Lisicki	57	Chief Executive Officer and Director
Verender Badial	51	Chief Financial Officer
Kim Davis	56	Secretary and Chief Legal Officer
Kiran Nistala	52	Chief Medical Officer and Head of Development
Michael Howell	47	Chief Scientific Officer
Gary Whale	51	Chief Technology Officer
Non-employee Directors
Amit Munshi	56	Director, Chairman of the Board
Someit Sidhu	34	Director
Sandeep Kulkarni	42	Director
Arnout Ploos van Amstel	60	Director
Steve Schoch	66	Director
Jennifer Jarrett	54	Director
Neil Graham	66	Director
Parvinder Thiara	39	Director

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b)	Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations, and Agreements.

(a)	Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Shareholder Matters — Transactions and Agreements Concerning Our Securities” and “Description of Securities” is incorporated herein by reference. The information set forth in the section entitled “Certain Relationships and Related Transactions, and Director Independence” in Part III, Item 13 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, incorporated by reference into the Prospectus/Offer to Exchange, is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b)	Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c)	Plans. Except as described above and in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated herein by reference, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of its controlling persons, has any plans, proposals, or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale, or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from The Nasdaq Capital Market; (7) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s Second Amended and Memorandum and Articles of Association or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Shareholder Matters — Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(c)	Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

(b)	Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Shareholder Matters — Transactions and Agreements Concerning Our Securities,” which is incorporated herein by reference, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of any of its controlling persons, has engaged in any transactions in the Company’s IPO warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated, or Used.

(a)	Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Shareholder Matters — Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, or the dealer manager, the information agent, or the exchange agent for the Offer is making any recommendation as to whether holders of IPO warrants should tender IPO warrants for exchange in the Offer.

Item 10. Financial Statements.

(a)	Financial Information. The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange are incorporated herein by reference. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b)	Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements, and Legal Proceedings.

(1)	The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference. The information set forth in the section entitled “Certain Relationships and Related Person Transactions, and Director Independence” in Part III, Item 13 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, incorporated by reference into the Prospectus/Offer to Exchange, is incorporated herein by reference.

(2)	The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	Other Material Information. Not applicable.

Item 12. Exhibits.

(a)	Exhibits.

Exhibit No.	Description
(a)(l)(A)	Prospectus/Offer to Exchange.
(a)(1)(B)	Form of Letter of Transmittal and Consent.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein).
(a)(5)	Press Release, dated July 12, 2024.
(b)	Not applicable.
(c)	Not applicable
(d)(i)	Business Combination Agreement, dated as of June 16, 2022, by and among JATT, Merger Sub, Merger Sub 2, Holdco and Zura Bio Limited (incorporated by reference to Exhibit 2.1 of JATT’s Current Report on Form 8-K (File No. 001-40598), filed with the SEC on June 17, 2022).
(d)(ii)	First Amendment dated as of September 20, 2022 to the Business Combination Agreement by and among JATT, Merger Sub, Merger Sub 2 and Holdco and Zura Bio Limited (incorporated by reference to Exhibit 2.2 of JATT’s Form S-4/A (File No. 333-267005), filed with the SEC on October 25, 2022).

Exhibit No.	Description
(d)(iii)	Second Amendment dated as of November 14, 2022 to the Business Combination Agreement by and among JATT, Merger Sub, Merger Sub 2, Holdco and Zura Bio Limited (incorporated by reference to Exhibit 2.2 of JATT’s Current Report on Form 8-K (File No. 001-40598), filed with the SEC on November 15, 2022).
(d)(iv)	Third Amendment dated as of January 13, 2023 to the Business Combination Agreement by and among JATT, Merger Sub, Merger Sub 2, Holdco and Zura Bio Limited (incorporated by reference to Exhibit 2.1 of JATT’s Current Report on Form 8-K (File No. 001-40598), filed with the SEC on January 19, 2023).
(d)(v)	Second Amended and Restated Memorandum and Articles of Association of Zura Bio Limited (incorporated by reference to Exhibit 3.1 to Zura’s Form 8-K (File No. 001-40598), filed with the SEC on March 24, 2023).
(d)(vi)	Warrant Agreement, dated as of July 16, 2021, by and between JATT Acquisition Corp and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of JATT’s Current Report on Form 8-K (File No. 001-40598), filed with the SEC on July 19, 2021).
(d)(vii)	Specimen Class A Ordinary Share Certificate of Zura (incorporated by reference to Exhibit 4.5 of JATT’s Form S-4 (File No. 333-267005) filed with the SEC on August 19, 2022).
(d)(viii)	Specimen Warrant Certificate of Zura (incorporated by reference to Exhibit 4.6 of JATT’s Form S-4 (File No. 333-267005) filed with the SEC on August 19, 2022).
(d)(ix)	Form of 2023 Pre-Funded Warrant to Purchase Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 3, 2023).
(d)(x)	Form of 2024 Pre-Funded Warrant to Purchase Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 22, 2024).
(d)(xi)	Form of Letter Agreement, by and among JATT Acquisition Corp and each of JATT Ventures, L.P. and the officers and directors of JATT (incorporated by reference to Exhibit 10.1 of JATT’s Form S-1 (File No. 333-257120), filed with the SEC on June 15, 2021).
(d)(xii)	Investment Management Trust Agreement, dated as of July 16, 2021, by and between JATT Acquisition Corp and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 of JATT’s Current Report on Form 8-K (File No. 001-40598), filed with the SEC on July 19, 2021).
(d)(xiii)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.13 of Zura’s Current Report on Form 8-K (File No. 001-40598) filed with the SEC on March 24, 2023).
(d)(xiv)	Amended and Restated Registration Rights Agreement, by and among the Company, the Sponsor and the parties thereto (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (File No. 001-40598) filed with the SEC on March 24, 2023).
(d)(xv)	Administrative Services Agreement, dated July 16, 2021, between JATT Acquisition Corp and JATT Ventures, L.P. (incorporated by reference to Exhibit 10.6 of JATT’s Current Report on Form 8-K (File No. 001-40598), filed with the SEC on July 19, 2021).
(d)(xvi)	Sponsor Support Agreement, dated as of June 16, 2022, by and among JATT Acquisition Corp and certain shareholders (incorporated by reference to Exhibit 10.7 of JATT’s Form S-4 (File No. 333-267005) filed with the SEC on August 19, 2022).
(d)(xvii)	Company Shareholder Support Agreement, dated as of June 16, 2022, by and among JATT Acquisition Corp, Zura Holding Company and Zura Bio Ltd (incorporated by reference to Exhibit 10.8 of JATT’s Form S-4 (File No. 333-267005) filed with the SEC on August 19, 2022).
(d)(xviii)	Lock-Up Agreement dated as of June 16, 2022 (incorporated by reference to Exhibit 10.9 of JATT’s Form S-4 (File No. 333-267005) filed with the SEC on August 19, 2022).
(d)(xix)	Form of Subscription Agreement (incorporated by reference to Exhibit 10.10 of JATT’s Form S-4 (File No. 333-267005) filed with the SEC on August 19, 2022).
(d)(xx)	Form of 2022 Zura Bio Equity Incentive Plan (incorporated by reference to Exhibit 10.11 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on October 25, 2022).
(d)(xxi)	Form of 2022 Zura Bio Employee Share Purchase Plan (incorporated by reference to Exhibit 10.12 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on December 14, 2022).
(d)(xxii)	Investment Agreement between Hana Immunotherapeutics LLC and Zura Bio, Ltd., dated February 20, 2022 (incorporated by reference to Exhibit 10.13 of JATT’s Form S-4 (File No. 333-267005) filed with the SEC on August 19, 2022).

Exhibit No.	Description
(d)(xxiii)	Form of 2022 Zura Bio Equity Incentive Plan (incorporated by reference to Exhibit 10.11 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on October 25, 2022).
(d)(xxiv)	Service Agreement between Zura Bio Limited and Oliver Jacob Levy, dated June 2, 2022 (incorporated by reference to Exhibit 10.15 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on January 9, 2023).
(d)(xxv)	Share Option Agreement between Zura Bio Limited and Sandeep Kulkarni, dated June 8, 2022 (incorporated by reference to Exhibit 10.16 of JATT’s Form S-4 (File No. 333-267005) filed with the SEC on August 19, 2022).
(d)(xxvi)	Sponsor Forfeiture Agreement dated June 16, 2022 (incorporated by reference to Exhibit 10.18 of JATT’s Form S-4 (File No. 333-267005) filed with the SEC on August 19, 2022).
(d)(xxvii)	Forward Purchase Agreement dated August 5, 2021 between JATT Acquisition Corp. and Athanor Master Fund LP (incorporated by reference to Exhibit 10.1 of JATT’s Quarterly Report on Form 10-Q (File No. 001-40598), filed with the SEC on November 19, 2021).
(d)(xxviii)	Forward Purchase Agreement dated August 5, 2021 between JATT Acquisition Corp. and Athanor International Master Fund LP. (incorporated by reference to Exhibit 10.2 of JATT’s Quarterly Report on Form 10-Q (File No. 001-40598), filed with the SEC on November 19, 2021).
(d)(xxix)	Amended Forward Purchase Agreements dated January 27, 2022 between JATT Acquisition Corp. and Athanor Master Fund LP and Athanor International Master Fund LP. (incorporated by reference to Exhibit 10.9 of JATT’s Annual Report on Form 10-K (File No. 001-40598), filed with the SEC on April 11, 2022).
(d)(xxx)	First Amendment to the PIPE Subscription Agreement, dated November 25, 2022 (incorporated by reference to Exhibit 10.23 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on December 14, 2022).
(d)(xxxi)	Equity Grant Agreement between JATT Acquisition Corp and Eli Lilly and Company dated December 8, 2022 (incorporated by reference to Exhibit 10.24 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on December 14, 2022).
(d)(xxxii)	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.25 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on December 14, 2022).
(d)(xxxiii)	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.26 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on December 14, 2022).
(d)(xxxiv)	Letter Agreement, dated as of December 8, 2022, by and among Zura Bio Limited and Stone Peach Properties LLC (incorporated by reference to Exhibit 10.27 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on December 14, 2022).
(d)(xxxvi)	Option Certificate, dated June 8, 2022, by and between Zura Bio Limited and Oliver Levy (incorporated by reference to Exhibit 10.30 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on February 2, 2023).
(d)(xxxvii)	Service Agreement, dated as of April 7, 2023, by and between the Company and Dr. Someit Sidhu (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 10, 2023).
(d)(xxxviii)	Service Agreement, dated as of April 7, 2023, by and between the Company and Verender Badial (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 10, 2023).

(d)(xxxix)	Severance and General Release Agreement, dated April 7, 2023, by and between Zura Bio Limited and Preston Klassen (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 7, 2023).
(d)(xxxx)	Form of 2022 Zura Bio Employee Share Purchase Plan (incorporated by reference to Exhibit 10.12 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on December 14, 2022).
(d)(xxxxi)	Zura Bio Limited 2023 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.12 of the Company’s Current Report on Form 8-K (File No. 001 40598), filed with the SEC on March 24, 2023).
(d)(xxxxii)	Zura Bio Limited 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.29 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on February 2, 2023).
(d)(xxxxiii)	Share Option Award Agreement (incorporated by reference to Annex C of the Definitive Proxy Statement on Schedule 14A filed by the Issuer with the SEC on May 19, 2023).
(d)(xxxxiv)	License Agreement between Zura Bio Limited and Pfizer Inc., dated March 22, 2022 (incorporated by reference to Exhibit 10.14 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on February 17, 2023).
(d)(xxxxvi)	License Agreement between Zura Bio Limited and Lonza Sales AG, dated July 22, 2022 (incorporated by reference to Exhibit 10.17 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on February 17, 2023).
(d)(xxxxvii)	License, Development and Commercialization Agreement, dated as of December 8, 2022, by and between Eli Lilly and Company and Z33 Bio Inc (incorporated by reference to Exhibit 10.22 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on February 17,2023).
(d)(xxxxviii)	Letter Agreement, dated as of December 8, 2022, by and among Zura Bio Limited and Stone Peach Properties LLC (incorporated by reference to Exhibit 10.27 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on December 14, 2022).
(d)(xxxxix)	Form of Subscription Agreement by and among Zura Bio Limited and the other parties signatories thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 3, 2023).
(d)(xxxxx)	License, Development and Commercialization Agreement between ZB17 LLC and Eli Lilly and Company, dated April 26, 2023 (incorporated by reference to Exhibit 10.38to the Annual Report on Form 10-K filed by the Issuer with the SEC on March 28, 2024).
(d)(xxxxxi)	Offer Letter, dated March 2, 2023, to Amit Munshi, (incorporated by reference to Exhibit 10.28 of JATT’s Form 10-Q (File No. 001-40598) filed with the SEC on May 12, 2023).
(d)(xxxxxii)	Service Agreement between Zura Bio Limited and Kiran Nistala (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 6, 2023).
(d)(xxxxxiii)	Service Agreement, dated as of April 7, 2023, by and between the Company and Verender Badial (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 10, 2023).
(d)(xxxxxiv)	Offer Letter Agreement with Kim Davis, dated November 22, 2022 (incorporated by reference to Exhibit 10.39 to the Form S-1/A filed by the Issuer with the SEC on August 11, 2023).
(d)(xxxxxvi)	Employment Agreement between Zura Bio Limited and Robert Lisicki (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed with the SEC on January 8, 2024)
(d)(xxxxxvii)	Form of Subscription Agreement by and among Zura Bio Limited and the other parties signatories thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 3, 2023).
(d)(xxxxxviii)	Form of Employment Agreement for Someit Sidhu (incorporated by reference to Exhibit 10.31 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on February 8, 2023).
(d)(xxxxxix)	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 22, 2024).

(d)(xxxxxx)	Lock-Up Agreement, dated as of June 16, 2022, by and among JATT Acquisition Corp and each of the other parties signatories thereto (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K (File No. 001-40598) filed by the Issuer with the SEC on June 17, 2022).
(d)(xxxxxxi)	Lock-Up Agreement, dated as of March 20, 2023, by and between JATT Acquisition Corp and Eli Lilly and Company (incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K (File No. 001-40598) filed by the Issuer with the SEC on March 24, 2023).
(d)(xxxxxxii)	Dealer Manager Agreement dated as of July 11, 2024, by and between Zura Bio Limited and Cantor Fitzgerald & Co., as dealer manager.
(d)(xxxxxxiii)	Tender and Support Agreement dated July 11, 2024, by and among the Company, and the warrant holder parties thereto.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Tax Opinion of Loeb & Loeb LLP.

(b)	Filing Fee Exhibit.

Filing Fee Table.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ZURA BIO LIMITED

By:	/s/ Robert Lisicki
Name:	Robert Lisicki
Title:	Chief Executive Officer

Dated: July 12, 2024